UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                            Thermo Optek Corporation
                      ------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   883582-10-8
                               ------------------
                                 (CUSIP Number)

               Seth H. Hoogasian, Esq.          Thermo Electron Corporation
               General Counsel                  81 Wyman Street
               (617) 622-1000                   Waltham, MA  02254
               ----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                  March 31, 1997
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
PAGE

                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermo Instrument Systems Inc.
                IRS No. 04-2925809


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ x ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                WC

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware
                 7  SOLE VOTING POWER
    NUMBER OF
                    44,999,950
      SHARES

   BENEFICIALLY  8  SHARED VOTING POWER

     OWNED BY       0
                 9  SOLE DISPOSITIVE POWER
        EACH
                    44,999,950
     REPORTING
                 10 SHARED VOTING POWER
    PERSON WITH     0
PAGE

        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                44,999,950


        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                       [   ]


        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                92.9%

        14      TYPE OF REPORTING PERSON*

                CO
PAGE

                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermo Electron Corporation
                IRS No. 04-2209186


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ x ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                WC

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware
                 7  SOLE VOTING POWER
    NUMBER OF
                    950,401
      SHARES

   BENEFICIALLY  8  SHARED VOTING POWER

     OWNED BY       0
                 9  SOLE DISPOSITIVE POWER
        EACH
                    950,401
     REPORTING
                 10 SHARED VOTING POWER
    PERSON WITH     0
PAGE

        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                950,401


        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                       [   ]


        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                1.9%

        14      TYPE OF REPORTING PERSON*

                CO
PAGE

   Item 1.  Security and Issuer.

        This Amendment relates to the shares (the "Shares") of common stock, par value $0.01 per share, of Thermo Optek Corporation (the "Issuer"). The Issuer's principal executive offices are located at 8E Forge Parkway, Franklin, Massachusetts 02038.

   Item 2.  Identity and Background.

        This Amendment is being filed by Thermo Electron Corporation ("Thermo Electron") and its subsidiary Thermo Instrument Systems Inc. ("Thermo Instrument" and, together with Thermo Electron, the "Reporting Persons"). The Reporting Persons are filing this Amendment pursuant to Rule 13d-2 to reflect an increase in the Reporting Persons' holdings of the Issuer's Shares since the Reporting Persons' last filing on Schedule 13D, in July, 1996, of more than one percent.

        The principal business address and principal office address of Thermo Electron is 81 Wyman Street, Waltham, MA 02254-9046 and the principal business address and principal office address of Thermo Instrument is 1275 Hammerwood Avenue, Sunnyvale, California 94089. The Reporting Persons are both Delaware corporations.

        Thermo Electron develops, manufactures, and markets environmental, analytical and process control instruments, cogeneration and alternative-energy power plants, low-emission combustion systems, paper and waste-recycling equipment, and biomedical products. Thermo Electron also provides a range of services including environmental remediation and consulting, laboratory analysis, and metals fabrication and processing, as well as research and product development in unconventional imaging, adaptive optics and direct energy conversion.

        Thermo Instrument develops, manufactures, and markets instruments used to detect and measure air pollution, radioactivity, complex chemical compounds, toxic metals, and other elements in a broad range of liquids and solids as well as to control and monitor various industrial processes.

        Appendix A attached to this Schedule 13D sets forth with respect to each executive officer and director of the Reporting Persons his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Persons, there is no person who may be deemed to be a controlling person of the Reporting Persons (except that Thermo Electron may be deemed to control Thermo Instrument by virtue of its majority ownership).

        During the last five years, neither the Reporting Persons nor (to the knowledge of the Reporting Persons) any executive officer or director of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
PAGE

        During the last five years, neither the Reporting Persons nor (to the knowledge of the Reporting Persons) any executive officer or director of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

        The Reporting Persons have expended approximately $3,753,400 in purchasing Shares of the Issuer since the date of their last filing on
   Schedule 13D. These funds were paid out of the Reporting Persons' working capital.

   Item 4.  Purpose of Transaction

        Thermo Instrument may make purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate in order to maintain at least 80% ownership of the Issuer for tax consolidation purposes. The Reporting Persons may also make additional purchases of Shares or other securities of the Issuer in such manner and in such amounts as they determine to be appropriate for other purposes. In determining whether to do so for other purposes, they will consider various relevant factors, including their evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Persons and general market and economic conditions. Purchases may be made either on the open market or directly from the Issuer.

        Except as set forth in this Item 4 and Item 6, neither the Reporting Persons nor, to the Reporting Persons' knowledge, any of the executive officers or directors of the Reporting Persons has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

   Item 5.  Interest in Securities of the Issuer.

        (a) Thermo Instrument beneficially owns 44,999,450 Shares, or approximately 92.9% of the outstanding Shares. Thermo Electron beneficially owns 950,401 Shares, or approximately 1.9% of the outstanding Shares. Of the 950,401 Shares owned by Thermo Electron, 673,401 Shares are issuable to Thermo Electron if it elects to convert in full its subordinated convertible debentures of the Issuer. To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons beneficially own an aggregate of 741,934 Shares or approximately 1.5% of the outstanding Shares. To the knowledge of the Reporting Persons, the Shares beneficially owned by all executive officers and directors of the Reporting Persons include 627,000 Shares that such persons have the right to acquire within 60 days through the exercise of stock options.
PAGE

   Ownership information for each executive officer and director of the Reporting Persons who owns Shares is set forth below:

   Name                                 Number of Shares(1)
   ----                                 -------------------


   Richard W.K. Chapman                      15,500
   George N. Hatsopoulos                    110,000

   John N. Hatsopoulos                      120,000
   Denis A. Helm                             15,200
   Barry S. Howe                             15,000

   Frank Jungers                             10,000
   Paul F. Kelleher                           6,000
   Earl R. Lewis                            254,000

   Robert A. McCabe                          59,734
   Peter G. Pantazelos                        8,500
   William A. Rainville                      15,000

   Arvin H. Smith                            98,000
   John W. Wood, Jr.                         15,000

   All directors and current executive      741,934
   officers as a group (22 persons)

   ____________

   (1) Shares reported as beneficially owned by Dr. Chapman, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Helm, Mr. Howe, Mr. Kelleher, Mr. Lewis, Mr. McCabe, Mr. Pantazelos, Mr. Rainville, Mr. Smith, Mr. Wood and all directors and executive officers as a group include 15,000, 90,000, 90,000, 15,000, 15,000, 6,000, 225,000, 45,000, 6,000, 15,000, 90,000,
   15,000 and 627,000 Shares, respectively, that such person or member of the group has the right to acquire within 60 days.

        While certain directors and executive officers of the Reporting Persons are also directors and executive officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Persons.

        (b) The Reporting Persons and the executive officers and directors of the Reporting Persons have the sole power to vote and dispose of the Shares each such person owns except as follows: Shares beneficially owned by Mr. Earl R. Lewis include 2,500 Shares owned by his spouse and 2,000 Shares owned by his sons. Shares beneficially owned by Mr. Robert A. McCabe include 6,734 Shares issuable upon conversion of $100,000 in principal amount of the 5% convertible subordinated debenture due 2000 issued by the Issuer. Shares beneficially owned by Ms. Hutham S. Olayan do not include 20,000 Shares owned by Crescent Growth Fund, Ltd., which is indirectly controlled by Mr. Suliman S. Olayan, Ms. Olayan's father. Ms. Olayan disclaims beneficial ownership of the Shares owned by Crescent Growth Fund, Ltd.
PAGE

        Thermo Electron presently owns more than 50% of the outstanding common stock of Thermo Instrument and, therefore, may be deemed to have the power to vote and dispose of the Shares owned by Thermo Instrument. However, Thermo Electron and Thermo Instrument disclaim the existence of a group between the two entities for purposes of this Schedule 13D.

        (c) The Reporting Persons have effected no transactions with respect to the Shares during the past 60 days. To the knowledge of the Reporting Persons, no executive officer or director of the Reporting Persons has effected any transactions in Shares of the Issuer in the past 60 days.

        (d)  Not applicable.

        (e)  Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        Of the 44,999,950 Shares beneficially owned by Thermo Instrument, 520,500 Shares are subject to options to acquire such Shares granted by Thermo Instrument pursuant to its director and employee stock option plans. Of the 950,401 Shares beneficially owned by Thermo Electron (i) 673,401 Shares are issuable to Thermo Electron if it elects to convert in full its subordinated convertible debentures of the Issuer and (ii) 167,286 Shares are subject to options to acquire such Shares granted by Thermo Electron pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Persons have the right, pursuant to such options, to acquire 81,000 Shares. In addition, the following executive officers and directors of the Reporting Persons have the right to acquire Shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Earl R. Lewis has the right to acquire 225,000 Shares within 60 days; George N. Hatsopoulos has the right to acquire 90,000 Shares within 60 days; John N. Hatsopoulos has the right to acquire 90,000 Shares within 60 days; Robert A. McCabe has the right to acquire 45,000 Shares within 60 days; Paul F. Kelleher has the right to acquire 6,000 Shares within 60 days; and Arvin H. Smith has the right to acquire 90,000 Shares within 60 days.

        During 1996, the Human Resources Committee of the Board of Directors of the Issuer (the "Committee") established a stock holding policy for executive officers of the Issuer. The stock holding policy specifies an appropriate level of ownership of the Issuer's Common Stock as a multiple of the officer's compensation. For the chief executive officer, Earl R. Lewis, the multiple is one times his base salary and reference bonus for the calendar year. For all other officers, the multiple is one times the officer's base salary.

        In order to assist officers in complying with the policy, the Committee also adopted a stock holding assistance plan under which the Issuer is authorized to make interest-free loans to officers to enable them to purchase shares of the Common Stock in the open market. The loans are required to be repaid upon the earlier of demand or the fifth anniversary of the date of the loan, unless otherwise authorized by the Committee.
PAGE

   During 1996, Earl R. Lewis, the Issuer's chief executive officer, received a loan in the principal amount of $194,029.50 under this plan.

        The Committee also adopted a policy requiring its executive officers to hold shares of the Issuer's Common Stock acquired upon the exercise of stock options granted by the Issuer. Under this policy, executive officers are required to hold one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the options.

        During 1996, the Committee established a stock holding policy for the Issuer's directors, including persons who are also directors or executive officers of the Reporting Persons (George N. Hatsopoulos, Earl R. Lewis, Robert A. McCabe, and Arvin H. Smith). The stock holding policy requires each director to hold a minimum of 1,000 shares of Common Stock.

        In addition, the Committee adopted a policy requiring directors to hold shares of the Issuer's Common Stock equal to one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the option.

   Item 7.   Material to Be Filed as Exhibits

        The following documents relating to the securities of the Issuer are incorporated herein by reference.

        (i) Equity Incentive Plan of the Issuer (filed as Exhibit 10.6 to the Issuer's Registration Statement on Form S-1 [Reg. No. 333-03630] and incorporated herein by reference).

        (ii)      Directors' Stock Option Plan of the Issuer (filed as Exhibit
   10.8 to the Issuer's Registration Statement on Form S-1 [Reg. No. 333-03630] and incorporated herein by reference).

        (iii)     Directors' Stock Option Plan of Thermo Instrument (filed as
   Exhibit 10.17 to Thermo Instrument's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-9786] and incorporated herein by reference).

        (iv) Thermo Instrument Systems Inc. - Thermo Optek Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.27 to Thermo Instrument's Annual Report on Form 10-K for the fiscal year ended December 28, 1996 [File No. 1-9786] and incorporated herein by reference).

        (v) Amended and Restated Directors' Stock Option Plan of Thermo Electron (filed as Exhibit 10.25 to Thermo Electron's Annual Report on Form
PAGE

   10-K for the fiscal year ended December 31, 1994 [File No. 1-8002] and incorporated herein by reference).

        (vi) Thermo Electron Corporation-Thermo Optek Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.42 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended December 30, 1995 [File No. 1-8002] and incorporated herein by reference).

        (vii) Restated Stock Holding Assistance Plan and Form of Promissory Note (filed as Exhibit 10.15 to the Annual Report on Form 10-K of the Issuer for the fiscal year ended December 28, 1996 [File No. 1-11757] and incorporated herein by reference).

        (viii) Fiscal Agency Agreement dated as of October 12, 1995, between the Issuer and the Chase Manhattan Bank (formerly Chemical Bank) (filed as Exhibit 10.10 to the Issuer's Registration Statement on Form S-1 [Reg. No. 333-0360] and incorporated herein by reference).
PAGE

   Signatures

        After reasonable inquiry and to the best of their knowledge and belief, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.


   Date: June 13, 1996                THERMO ELECTRON CORPORATION


                                 By:   /s/ Sandra L. Lambert
                                      -----------------------------
                                           Sandra L. Lambert
                                           Secretary


   Date: June 13, 1996                THERMO INSTRUMENT SYSTEMS INC.


                                 By:   /s/ Sandra L. Lambert
                                      -----------------------------
                                           Sandra L. Lambert
                                           Secretary
PAGE

                                   APPENDIX A
                                   ----------

        The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron") and/or its subsidiary Thermo Instrument Systems Inc. ("TISI"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of Thermo Electron Corporation is Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02254-9046 and the business address of each executive officer of TISI is Thermo Instrument Systems Inc., 1275 Hammerwood Avenue, Sunnyvale, California 94089.


   Frank Borman:                                Director, TISI
   -------------

        Mr. Borman is President and Chief Executive Officer of Patlex Corporation, a patent licensing corporation. His business address is 250 Cotorro Court, Suite 4, Las Cruces, New Mexico 88005.


   John M. Albertine:                           Director, Thermo Electron
   ------------------

        Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

   Peter O. Crisp:                              Director, Thermo Electron
   ---------------

        Mr. Crisp is a General Partner of Venrock Associates, a venture capital investment firm. His business address is 30 Rockefeller Plaza, New York, New York 10112.

   Elias P. Gyftopoulos:                        Director, Thermo Electron
   ---------------------

        Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

   Frank Jungers:                               Director, Thermo Electron
   -------------

        Mr. Jungers is a consultant on business and energy matters. His business address is 822 N.W. Murray, Suite 242, Portland, Oregon 97229.

   Robert A. McCabe:                            Director, Thermo Electron
   -----------------

        Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investments and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

   Frank E. Morris:                             Director, Thermo Electron
   ----------------
PAGE

          Dr. Morris served as President of the Federal Reserve Bank of Boston from 1968 until he retired in 1988. Dr. Morris also served as the Peter Drucker Professor of Management at Boston College from 1989 to 1994. His residential address is P.O. Box 825, 24 Sugarhouse Road, New London, New Hampshire 03257.

   Donald E. Noble:                             Director, Thermo Electron
   ----------------

        For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

   Hutham S. Olayan:                            Director, Thermo Electron
   -----------------

        Ms. Olayan is the President and a director of Olayan America Corporation and President of Competrol Real Estate Limited, firms engaged in advisory services and private real estate investments. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

   Roger D. Wellington:                         Director, Thermo Electron
   --------------------

        Mr. Wellington is a business consultant. His address is P.O. Box 8186, Longboat Key, Florida 34228.

   Polyvios C. Vintiadis:                       Director, TISI
   ---------------------

        Mr. Vintiadis is the Chairman and Chief Executive Officer of Towermarc Corporation, a real estate development company. His business address is Towermarc, 2 Pickwick Plaza, 4th Floor, Greenwich, CT 06830.

   George N. Hatsopoulos:                  Director, Chairman of the
   ---------------------
                                           Board and Chief Executive
                                           Officer, Thermo Electron

   John N. Hatsopoulos:                    President and Chief Financial
   -------------------
                                           Officer, Thermo Electron
                                           Director, Vice President
                                           and Chief Financial Officer
                                           TISI

   Arvin H. Smith:                         Director and Chief Executive
   --------------
                                           Officer, TISI
                                           Executive Vice President
                                           Thermo Electron

   Denis A. Helm:                          Senior Vice President, TISI
   -------------



   Earl R. Lewis:                          President and Chief Operating
   -------------
                                           Officer, TISI
PAGE

   Richard W.K. Chapman:                   Vice President, TISI
   --------------------

   Barry S. Howe:                          Vice President, TISI
   -------------

   Paul F. Kelleher:                       Senior Vice President, Finance
   ----------------
                                           and Administration
                                           and Chief Accounting
                                           Officer, Thermo Electron
                                           Chief Accounting Officer,
                                           TISI

   Peter G. Pantazelos:                    Executive Vice President,
   -------------------
                                           Corporate Development,
                                           Thermo Electron

   Arvin H. Smith:                         Executive Vice President,
   --------------
                                           Thermo Electron

   William A. Rainville:                   Senior Vice President,
   --------------------
                                           Thermo Electron

   John W. Wood, Jr.:                      Senior Vice President,
   -----------------
                                           Thermo Electron



   AA961900037